FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
AUGUST 9, 2005
LJ International to Open Jewelry Super-Store in Macau
Retail Outlet at Leading Tourist Destination Is One of China’s Largest
HONG KONG and LOS ANGELES, August 9, 2005 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing jewelry companies in the world, today announced that it has been awarded the rights to open its largest retail outlet so far, an 8,000-square-foot store at the new Fisherman’s Wharf development in Macau http://www.fishermanswharf.com.mo. The new ENZO store, a wholly-owned subsidiary of LJI, expects to be opened and fully operational this year.
LJI has been given a prime spot at this location, beating a number of well-known global brands. The Company expects the new super-store to have a substantial and early impact on revenue, possibly doubling or tripling the $80,000-per-month initial volume of its Shanghai Flagship Store. Given the competitive landscape and size of the store, LJI considers this opening as the single most significant event so far in the execution of its ENZO growth strategy in Greater China.
China’s Entry into WTO Enables LJ International to Have First-Mover Advantage
The new store is the latest to be opened by LJI’s ENZO division, which operates retail stores in mainland China, Hong Kong and, now, Macau. The stores, now numbering eight, include a flagship upscale store in Shanghai, a 5,000-square-foot showroom in Hong Kong, one other store in Shanghai, two stores in Beijing, one in Ningbo and one in Harbin. All offer LJI jewelry exclusively.

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The new facility is located in one of Macau’s newest and most popular tourist destinations, the Fisherman’s Wharf. This project, Macau’s biggest since it was handed over to the People’s Republic of China in 1999 is co-developed by renowned magnate Dr. Stanley Ho and Mr. David Chow, current legislative member of Macau, with total investment anticipated to reach $320 million. It features restaurants, souvenir shops, a theme park and even a man-made volcano. http://www.macautourism.gov.mo/english/event_en/fisherman_en.html.
“LJI’s opening in Macau is a significant step forward and a sign of the company’s growing reputation as a high-volume retailer,” said Yu Chuan Yih, Chairman and Chief Executive Officer of LJ International. “Under the guidance of Dr. Stanley Ho, Macau has grown into one of Asia’s prime tourist and gaming destinations. We are especially gratified that LJI was chosen over many global jewelry retail giants for such a coveted site in a prime shopping area. We consider this a strong vote of confidence from Dr. Ho and Mr. Chow.”
Mr. Yih continued, “It is notable that we won the right to operate the largest jewelry retailing operation at Fisherman’s Wharf. That testifies not only to the quality of our products and the successful launch of the ENZO brand — tested here against some of the most stringent competition in the world — but also to the continuing success of our first-mover strategy in China. Since China’s entry into the WTO, we have aggressively expanded in anticipation of the greatly expanded opportunities for retailing on our own and with key partners. The Macau store is the greatest such opportunity thus far.”
Macau: The Las Vegas of Asia
LJI is establishing a presence in Macau during an unprecedented tourism and building boom in the former Portuguese colony. The government of China is pursing a strategy of turning Macau into the gambling capital of Asia, and the effort has paid off in a surge of new hotel and casino building, along with a sharp rise in gaming revenue. During 2004, according to the Asia Times <http://atimes01.atimes.com/atimes/China/GF15Ad05.html>, Macau earned $5.4 billion from gaming, passing the Las Vegas Strip ($5.3 billion) as the world’s largest gaming center.
At the same time, Macau has seen a surge in tourist activity that seems destined to keep growing. The 17-square-mile territory has only about 500,000 permanent residents, but the number of tourists visiting last year has been estimated at 30 to 40 times that, or from 15-20 million. And the potential for growth is enormous. As the Las Vegas Sun <http://www.lasvegassun.com/sunbin/stories/lv-other/2005/jul/08/519023045.html> has recently reported, some 100 million people live within a 3-hour drive of Macau and more than 1 billion are no more than a 3-hour flight away.
Most tourists have been coming from China for short stays, but developers are rapidly increasing hotel space to extend the stays and make Macau a more practical destination for people arriving from more distant locations. Also, the Macau government’s decision in 2002 to end Dr. Stanley Ho’s monopoly on gambling has drawn major players from Las Vegas and Hong Kong, including Wynn Resorts (NYSE: WYNN, http://www.wynnresorts.com), Las Vegas Sands (NYSE: LVS, http://www.lasvegassands.com) and the Hong Kong group K-Wah. The Sands

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Macau Casino has been open since May 2004, and Las Vegas Sands is building a new 3,000-room resort, Sands Macau Venetian Casino, due to open in 2007. Wynn Macau, a 600-room hotel, is under construction and due to open in Fall 2006.
A Breakthrough for LJI
With its duty-free history and established gold and jewelry retailing, Macau has long attracted jewelry shoppers, especially from China. The new gaming-driven tourist boom has enhanced the enclave’s reputation and is greatly expanding the pool of potential customers for a jewelry firm such as LJI. The Company’s new ENZO store is situated in the heart of shopper’s Macau, in the new Fisherman’s Wharf development Opened in 2004, Fisherman’s Wharf is described by the 2005 Frommer’s Hong Kong as “the biggest and most conspicuous addition to Macau’s shopping and entertainment scene,” featuring “shops, restaurants, bars, a disco, a manmade ‘active’ volcano, an amusement park, playground, hotels, and amphitheater.”
About LJ International
LJ International, Inc. (LJI), based in Hong Kong and the U.S., is engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the Nasdaq National Market under the symbol JADE.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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